767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax

January 27, 2012	Heather Emmel, Esq. + 1 212 310 8849 heather.emmel@weil.com

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3010

Attn: Ms. Sonia Barros

Re:                               Rouse Properties, Inc.

Amendment No. 2 to Registration Statement on Form S-11

Filed January 27, 2012

File No. 333-177265

Dear Ms. Barros:

On behalf of Rouse Properties, Inc., a Delaware Corporation (the “Company”), attached please find drafts of the following items relating to the Company’s Amendment No. 2 to its Registration Statement on Form S-11 filed via EDGAR on January 27, 2012 for your review:

1.               A draft copy of the Exhibit 5 opinion of Weil, Gotshal & Manges LLP; and

2.               A draft copy of the Exhibit 5 opinion of Richards, Layton & Finger, P.A.

If you need any further information or have any questions, please don’t hesitate to contact me at 212-310-8849.

Sincerely,

/s/ Heather Emmel

Heather Emmel

Enclosures

SUBJECT TO OPINION COMMITTEE REVIEW

Weil Gotshal & Manges LLP

767 Fifth Avenue

New York, New York  10153

February [  ], 2012

Rouse Properties, Inc.

1114 Avenue of the Americas, Suite 2800

New York, New York  10110

Ladies and Gentlemen:

We have acted as counsel to Rouse Properties, Inc., a Delaware corporation (the “Company”), in connection with the issuance by the Company to its stockholders of transferable subscription rights (the “Rights”) entitling the holders thereof to purchase up to an aggregate of 13,333,333 shares (the “Shares”) of the Company’s common stock, $0.01 par value per share (“Common Stock”) (collectively, the “Rights Offering”).  The Company has filed a Registration Statement on Form S-11, as amended (File No. 333-177465), (the “Registration Statement”), with the Securities and Exchange Commission (the “Commission”) to effect the registration of the Rights and the Shares under the Securities Act of 1933, as amended (the “Securities Act”).

In so acting, we have examined originals or copies (certified or otherwise identified to our satisfaction) of (i) the Registration Statement; (ii) the prospectus contained within the Registration Statement (the “Prospectus”); (iii) the Amended and Restated Certificate of Incorporation of the Company, filed as Exhibit 3.2 to the Registration Statement; (iv) the Amended and Restated Bylaws of the Company, filed as Exhibit 3.4 to the Registration Statement; (v) the form of Right; and (vi) such corporate records, agreements, documents and other instruments, and such certificates or comparable documents of public officials and of officers and representatives of the Company, and have made such inquiries of such officers and representatives, as we have deemed relevant and necessary as a basis for the opinions hereinafter set forth.

In such examination, we have assumed the genuineness of all signatures, the legal capacity of all natural persons, the authenticity of all documents submitted to us as originals, the conformity to original documents of all documents submitted to us as certified, conformed or photostatic copies, and the authenticity of the originals of such latter documents.  As to all questions of fact material to this opinion that have not been independently established, we have relied upon certificates or comparable documents of officers and representatives of the Company.

Based on the foregoing, and subject to the qualifications stated herein, we are of the opinion that the Shares, when issued and delivered against payment of the consideration for the Shares upon exercise of the Rights in accordance with the terms of the Rights Offering as described in the Prospectus, will be validly issued, fully paid and nonassessable.

The opinions expressed herein are limited to the corporate laws of the State of Delaware, and we express no opinion as to the effect on the matters covered by this letter of the laws of any other jurisdiction.

We hereby consent to the filing of this letter as an exhibit to the Registration Statement and to reference our firm under the caption “Legal Matters” in the Prospectus.

Very truly yours,

[Letterhead of Richards, Layton & Finger, P.A.]

February     , 2012

Rouse Properties, Inc.

1114 Avenue of the Americas, Suite 2800

New York, NY 10110

Ladies and Gentlemen:

We have acted as special Delaware counsel to Rouse Properties, Inc., a Delaware corporation (the “Company”), in connection with the issuance by the Company to its stockholders of transferable subscription rights (the “Rights”) entitling the holders thereof to purchase up to an aggregate of 13,333,333 shares (the “Shares”) of the Company’s common stock, $0.01 par value per share (“Common Stock”) (collectively, the “Rights Offering”).  The Company has filed a Registration Statement on Form S-11, as amended (File No. 333-177465), (the “Registration Statement”), with the Securities and Exchange Commission (the “Commission”) to effect the registration of the Rights and the Shares under the Securities Act of 1933, as amended (the “Securities Act”).  In this connection you have requested our opinion as to certain matters of Delaware law.

For purposes of rendering our opinion as expressed herein, we have been furnished with copies of (i) the Registration Statement; (ii) the prospectus contained within the Registration Statement (the “Prospectus”); (iii) the Amended and Restated Certificate of Incorporation of the Company, filed as Exhibit 3.2 to the Registration Statement; (iv) the Amended and Restated Bylaws of the Company, filed as Exhibit 3.4 to the Registration Statement; (v) the form of Right; and (vi) resolutions of the board of directors adopted on [date] relating to the Rights and the Shares.

With respect to the foregoing documents, we have assumed:  (a) the genuineness of all signatures, and the incumbency, authority, legal right and power and legal capacity under all applicable laws and regulations of each of the officers and other persons and entities signing or whose signatures appear upon each of said documents as or on behalf of the parties thereto; (b) the authenticity of all documents submitted to us as originals; (c) the conformity to authentic originals of all documents submitted to us as certified, conformed, photostatic, electronic or other copies; (d) that the foregoing documents, in the forms submitted to us for our review, have not been and will not be altered or amended in any respect material to our opinions as expressed herein; and (e) that all documents submitted to us as forms will be duly completed in a manner consistent with the opinions stated herein.  We have not reviewed any document other than the documents listed above for purposes of rendering our opinion as expressed herein, and we assume that there exists no provision of any such other document that bears upon or is inconsistent with our opinion as expressed herein.  In addition, we have conducted no independent factual investigation of our own, but rather have relied solely upon the foregoing documents furnished for our review as listed above, the statements of facts and factual information set forth in said documents, and the additional matters recited or assumed herein, all of which we assume to be true, complete and accurate in all material respects.

In addition to the foregoing, for purposes of rendering our opinion as expressed herein, we have assumed that the Company has, and at all relevant times will have, sufficient authorized but unissued shares of its Common Stock available for issuance upon the exercise of the Rights pursuant to and in accordance with the Rights, which shares have not been subscribed for, reserved for other issuance or otherwise committed for issuance.

Based upon and subject to the foregoing and upon our review of such matters of law as we have deemed necessary and appropriate to render our opinion as expressed herein, and subject to the assumptions, limitations and qualifications set forth herein, it is our opinion that the Rights, when issued in accordance with the terms of the Rights Offering as described in the Prospectus, will constitute valid and binding obligations of the Company, enforceable against the Company in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

The foregoing opinion is limited to the laws of the State of Delaware currently in effect, and we have not considered and express no opinion on the effect of the laws of any other state or jurisdiction, including state or federal laws relating to securities or other federal laws, or the rules and regulations of stock exchanges or of any other regulatory body.  In addition, we have not considered and express no opinion as to the applicability of or any compliance with the Delaware Securities Act, 6 Del. C. § 7301 et seq., or any rules or regulations promulgated thereunder.

We consent to the filing of this opinion with the Securities and Exchange Commission as an exhibit to the Registration Statement and to the use of our name under the heading “Legal Opinions” in the Prospectus and any supplements thereto.  In giving the foregoing consent, we do not thereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Securities and Exchange Commission thereunder.

Very truly yours,